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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     International Alliance Services, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  458875 10 1
                          ---------------------------
                                (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                            Tel. No. (305) 374-5600

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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                October 18, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                 SCHEDULE 13D


CUSIP No. 458875 10 1
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          H. Wayne Huizenga
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
          PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

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  (6)     Citizenship or Place of Organization
          United States of America
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                       (7)     Sole Voting Power
  Number of                    8,000,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   8,000,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          8,000,000
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                          [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
          22.5%
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 (14)     Type of Reporting Person
          IN
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         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.


ITEM 1.          SECURITY AND ISSUER.

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of International Alliance Services, Inc., a Delaware corporation formerly known as Republic Environmental Systems, Inc. (the "Issuer"). The Issuer's principal executive office is located at 16 Sentry Park West, 1787 Sentry Parkway West, Suite 400, Blue Bell, Pennsylvania 19422.


ITEM 2.          IDENTITY AND BACKGROUND.

         This Statement is being filed by H. Wayne Huizenga ("Mr. Huizenga") whose business address is 200 South Andrews Ave., 6th Floor, Fort Lauderdale, Florida 33301. Mr. Huizenga is Chairman of the Board and Co-Chief Executive Officer of Republic Industries, Inc., which is a holding company with major business segments in integrated solid waste collection, disposal and recycling services, electronic security services for commercial and residential use, and vehicle retailing and related businesses and which is headquartered at 200 East Las Olas Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

         Mr. Huizenga is a citizen of the United States of America. Mr. Huizenga has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 18, 1996, pursuant to a Stock Purchase Agreement, dated as of May 19, 1996 (the "Purchase Agreement"), between the Issuer and Mr.
Huizenga, Mr. Huizenga acquired (a) 2,000,000 shares of Common Stock (the "Shares"), (b) a Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $2.625 per share, which is exercisable at any time from October 18, 1996 until October 18, 1998, (c) a warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $3.125 per share, which is exercisable at any time from October 18, 1996 until October 18, 1999, and (d) a warrant to purchase 2,000,000 shares of Common Stock
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at an exercise price of $3.875 per share, which is exercisable at any time from
October 18, 1996 until October 18, 2000 (collectively, items (b) through (d) are referred to herein as the "Warrants"). The Purchase Agreement is incorporated herein by reference as described in Item 7 and copies of the Warrants are attached hereto as Exhibits 2 through 4 and are incorporated herein by reference. The description of the terms of the Purchase Agreement and the Warrants set forth herein is qualified in its entirety by the terms of the Purchase Agreement and the Warrants.

         Mr. Huizenga used personal funds to purchase the Shares and the Warrants. The total purchase price for the Shares and the Warrants was $5,250,000. Mr. Huizenga's source of funds for the exercise of the Warrants is undetermined as of the date hereof, but most likely will come from personal funds.


ITEM 4.          PURPOSE OF TRANSACTION.

         Mr. Huizenga acquired the Shares and Warrants for investment purposes and, except as set forth herein, has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of
Schedule 13D.

         On October 18, 1996, the Issuer acquired, in merger transactions, all of the outstanding shares of capital stock of Century Surety Company and Commercial Surety Agency, Inc., each a wholly-owned subsidiary of Alliance Holding Corporation ("Alliance"). In connection with such transactions, the Issuer enlarged its board of directors to seven members and elected four new members who were nominated by Alliance, including Mr. Richard C. Rochon, who was recommended to Alliance by Mr. Huizenga. In the future, Alliance is not obligated to nominate any person recommended by Mr. Huizenga.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of October 18, 1996, Mr. Huizenga may be deemed to beneficially own 8,000,000 shares of Common Stock (which includes 6,000,000 shares of Common Stock issuable upon exercise of the Warrants) representing approximately 22.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 29,618,158 shares of Common Stock issued and outstanding as of October 22, 1996, plus the 6,000,000 shares of Common Stock issuable upon exercise of the Warrants which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this computation). Mr. Huizenga has the sole power to vote and the sole power to dispose of the 8,000,000 shares of Common Stock which he may be deemed to beneficially own.

         (c) Except with respect to the acquisition of the Shares and Warrants described herein, there have been no other transactions in any securities of the Issuer affected by Mr. Huizenga during the past 60 days.
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ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, Mr. Huizenga is not a party to any contracts, arrangements, understandings or relationships with any person with respect to securities of the Issuer.

         Pursuant to the Purchase Agreement (described in Item 3), the Issuer has agreed to, as promptly as practicable after October 18, 1996, register the Shares and the shares of Common Stock issuable upon exercise of the Warrants pursuant to a registration statement to be filed with the Securities and Exchange Commission.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         A list of exhibits filed as part of this Statement is set forth in the
Exhibit Index at the end of this Statement which immediately precedes such exhibits.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ H. Wayne Huizenga
                                        ----------------------------------------
                                        H. WAYNE HUIZENGA



Dated: October 28, 1996
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                                 EXHIBIT INDEX


Exhibit 1:       Stock Purchase Agreement, dated as of May 19, 1996, between
                 H. Wayne Huizenga and Republic Environmental Systems, Inc. (incorporated by reference to Appendix II to the Issuer's
                 Schedule 14C Information Statement dated September 23, 1996).

Exhibit 2: Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $2.625 per share

Exhibit 3: Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $3.125 per share

Exhibit 4: Warrant to purchase 2,000,000 shares of Common Stock at an exercise price of $3.875 per share